Exhibit 4.1

Description of the Corporation’s Securities Registered

Pursuant to Section 12 of the Securities Exchange Act of 1934

The following is a description of the capital stock of CACI International Inc (the “Corporation,” “us,” “we,” or “our”) and is summarized from, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and By-laws (the “By-laws”), copies of which are filed with the Securities and Exchange Commission, and to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). We urge you to review our Certificate of Incorporation, By-laws and the DGCL for additional information.

Authorized Capital Stock

The Corporation’s authorized capital stock consists of 80,000,000 shares of common stock, par value $0.10 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value $0.10 per share (“Preferred Stock”). All outstanding shares of Common Stock are fully paid and non-assessable and our Common Stock is listed on the New York Stock Exchange under the ticker symbol “CACI.” There are no shares of Preferred Stock currently outstanding.

Common Stock

Dividend Rights. Holders of our common stock are entitled to dividends as declared by our Board of Directors (the “Board”) from time to time, subject to the preferences of any outstanding series of Preferred Stock.

Voting Rights. Each share of Common Stock entitles the holder to one vote per share on all matters upon which stockholders are entitled to vote. The By-laws generally establish a majority voting standard for all matters, including the election of directors, unless a greater or different voting standard is required by statute, any applicable law or regulation, the rights of any authorized class of stock or our Certificate of Incorporation or By-laws. Holders of Common Stock may act by written consent if such action is authorized by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at any meeting at which all shares entitled to vote thereon were present and voted.

Liquidation Rights. Holders of Common Stock share ratably in all assets legally available for distribution to stockholders in the event of dissolution of the Corporation, subject to the preferences of any outstanding series of Preferred Stock.

Other Rights and Preferences. Our Common Stock has no preferences, preemptive, conversion or exchange rights, and is not subject to any redemption or sinking fund provisions or to calls or assessments by, or liabilities of, the Corporation.

Anti-takeover Effects of the Certificate of Incorporation, By-laws and Delaware Law

Certificate of Incorporation and By-laws. Various provisions contained in the Certificate of Incorporation and the By-laws could delay or discourage some transactions involving an actual or potential change in control of us or a change in our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. Among other things, these provisions include:

•	our Board is authorized to establish one or more series of preferred stock with designations, rights and preferences as may be determined from time to time by our Board;

Exhibit 4.1

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with the exception of vacancies tendered to take effect at a future time, only a majority of our directors may fill any vacancies on our Board, including vacancies resulting from the removal of one or more directors or an increase in the number of directors constituting the full Board;

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our Bylaws establish an advance notice procedure for stockholders to submit proposed nominations of persons for election to our board of directors and other proposals for business to be brought before an annual meeting of our stockholders;

•	the right to call special meetings of stockholders is limited to the Chairman of the Board and the President of the Corporation; and

•	our By-laws may be amended by our stockholders or our Board.

Delaware Law. As a Delaware corporation, we are subject to certain anti-takeover provisions of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prevents a publicly-held Delaware corporation from engaging in a “business combination” with any person that within the past three years was:

•	the owner of 15% or more of the outstanding voting stock of the corporation (otherwise known as an “interested stockholder”); or

•	was an affiliate or associate of an interested stockholder.

A “business combination” includes, among other things, a merger or consolidation involving the corporation and the interested stockholder and the sale of more than 10% of the corporation’s assets.

However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of the transaction;

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after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

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on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at a meeting of the Company’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Exclusive Forum Provision

Our Certificate of Incorporation provides that, unless we select or consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim

Exhibit 4.1

arising pursuant to any provision of the DGCL, the Certificate of Incorporation or By-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine; provided however, to the extent the Court of Chancery of the State of Delaware does not have jurisdiction, such claims or causes of action may only be brought in the United States District Court for the State of Delaware.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our Common Stock.